

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Joseph Spiteri
Chief Executive Officer
MOJO Data Solutions, Inc.
2105 Plantation Village
Dorado, Puerto Rico 00646

Re: **MOJO Data Solutions, Inc.**
Form 10-K for the Fiscal Year Ended April 30, 2013
Filed July 18, 2013
Form 8-K dated September 27, 2013
Filed September 30, 2013
File No. 333-175003

Dear Mr. Spiteri:

We have reviewed your response dated February 5, 2014 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed September 30, 2013

1.   We reviewed your response to our previous comment. Please note the provisions of paragraph (a)(4) and (b)(2) of Item 9.01 of Form 8-K do not apply to the financial statements or pro forma financial information required to be filed under Item 9.01 with regard to any transaction required to be described in Item 2.01 of Form 8-K by a registrant that was a shell company as defined in Rule 12b-2 of the Exchange Act. Please refer to Item 9.01(c) of Form 8-K, which states that with regard to any transaction required to be described in Item 2.01 of Form 8-K by a registrant that was a shell company before the transaction, the financial statements and pro forma financial information required by Item 9.01 must be filed in the initial report. As previously requested, please provide us an analysis supporting your determination that you are not a

Joseph Spiteri
MOJO Data Solutions, Inc.
February 14, 2014
Page 2

   "shell company" as defined by Rule 12b-2 under the Exchange Act or provide the
   financial statements and pro forma financial information required by Item 2.01(f) and
   Item 9.0 of Form 8-K. See also SEC Release 34-52038. In this regard, the box on the
   cover page of your Form 10-Q for the period ended October 31, 2013 was checked
   indicating you were *not* a shell company and you appear to have no or nominal
   operations and assets consisting of cash and nominal other assets.

   You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202)
551-3344 if you have questions regarding our comments or any other questions.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief